Journal of Radiology, Inc.

2230 Michigan Avenue

Santa Monica, CA 90404

April 8, 2013

Via Edgar

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: Journal of Radiology, Inc.

Form 10-K/A for the Year Ended June 30, 2012

Filed March 15, 2013

Response Letter dated March 15, 2013

File No. 0-53780

Mr. O’Brien:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 28, 2013 (the “Comment Letter”) relating to the Form 10-K/A filed March 15, 2013, (the “Form 10-K/A”), of Journal of Radiology, Inc. (“Journal” or the "Company"). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K/A for the Year Ended June 30, 2012

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder matters, page 16

1. We note your response to comment 9 in our letter dated March 5, 2013. Please explain to us which company owns Imagin8 and how Imagin8 is a wholly owned subsidiary.

Response

Imagin8 is a corporation which is wholly owned by an individual, Nadav Etituv. Imagin8 holds 900,000,000 shares of Common Stock of Journal of Radiology, Inc.

Exhibit 31 - Certifications

2. We note your response to comment 12 in our letter dated March 5, 2013. It appears that you continue to make certain modifications to paragraph 4(d) of your management certifications included in the June 30, 2012 Form 10-K/A as well as the September 30, 2012 and December 31, 2012 Forms 10-Q/A. In future filings, please revise your disclosure to state “…during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)…” Refer to Item 601(b)(31) of Regulation S-K.

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Response

In future filings, we will revise our disclosure in paragraph 4(d) to state “…during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)…”

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 310-460-7303 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Elana Berman-Shrira

Elana Berman-Shrira, Treasurer

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